Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

January 17, 2007

VIA EDGAR AND E-MAIL

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Ford Motor Credit Company
File Number 001-06368

Dear Mr. Vaughn:

The purpose of this letter is to correct a sentence in Ford Motor Credit Company's response letters dated December 15, 2006 and January 12, 2007. The corrections are noted below:

December 15, 2006 Response

Original sentence (page 7, second sentence in the second paragraph to comment 4): "At December 31, 2005, we had no designated cash flow hedges and thirteen designated fair value long-haul hedge relationships ($1.8 billion notional), none of which had been modified."

Corrected sentence: "At December 31, 2005, we had no designated cash flow hedges and thirteen designated fair value long-haul hedge relationships ($1.8 billion notional), two of which had been modified."

January 12, 2007 Response

Original sentence (page 2, second sentence): "None of these swaps were in designated hedging relationships as of December 31, 2005."

Corrected sentence: "Two of these swaps were in designated hedging relationships as of December 31, 2005."

The corrections referenced above otherwise do not affect our December 15, 2006 and January 12, 2007 responses. The two modified swaps that were in designated hedging relationships as of December 31, 2005 are identified as swaps 4 and 7 on page two of our response dated January 12, 2007. These modified swaps, along with the remainder of our swaps that were in designated relationships as of December 31, 2006, were de-designated as of January 1, 2007. Although these corrections do not impact our analysis, we thought it was important to correct our letters promptly when we discovered the inadvertent error.

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

                    Sincerely,

                    /s/ Kenneth R. Kent

                    Kenneth R. Kent
                    Vice Chairman, CFO and Treasurer

cc:           Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin F. Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP